As filed with the Securities and Exchange Commission on March 31, 2010
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
URSTADT BIDDLE PROPERTIES INC.
(Exact name of registrant as specified in its charter)

Maryland	04-2458042
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
Incorporation or Organization)
321 Railroad Avenue
Greenwich, Connecticut 06830
(203) 863-8200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles J. Urstadt	Willing L. Biddle
Chairman and Chief Executive Officer	President and Chief Operating Officer
Urstadt Biddle Properties Inc.	Urstadt Biddle Properties Inc.
321 Railroad Avenue	321 Railroad Avenue
Greenwich, Connecticut 06830	Greenwich, Connecticut 06830
(203) 863-8200	(203) 863-8200
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Carol B. Stubblefield, Esq.
Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036-7703
(212) 626-4100
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☑
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

Proposed
		Maximum	Proposed
Title of Each Class of Securities	Amount to be	Offering Price Per	Maximum Aggregate	Amount of
to Be Registered	Registered	Unit	Offering Price	Registration Fee
Common Stock, $.01 par value per share	400,000 shares (1)(3)	$14.98 (2)	$5,992,000 (2)	$428

(1)	In addition, pursuant to Rule 416, this registration statement also covers such indeterminate number of additional shares as may be authorized in the event of adjustments as a result of increases in the number of issued shares of Common Stock resulting from the payment of stock dividends or stock splits or certain other capital adjustments.

(2)	Based upon the average of the high and low sales prices for shares of common stock of the Registrant as reported on the New York Stock Exchange on March 24, 2010, estimated solely for purposes of calculating the amount of the registration fee, pursuant to Rule 457(c) of the Securities Act of 1933, as amended.

(3)	The Prospectus that forms a part of this Registration Statement also applies to Registration No. 333-115083, Registration No. 333-64381 and Registration No. 33-57119 (collectively, the “Prior Registration Statements”) and the 510,760 shares of common stock and shares of Class A common stock left unsold from the shares of common stock and Class A common stock registered under the Prior Registration Statements in accordance with Rule 429.
This registration statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Section 8(a) of the Securities Act and Rules 456 and 462 promulgated thereunder.

PROSPECTUS
Urstadt Biddle Properties Inc.
Dividend Reinvestment and Share Purchase Plan
     Our Dividend Reinvestment and Share Purchase Plan (the “Plan”) provides our shareholders an economical and convenient method to designate all or a portion of the cash dividends on your shares of our common stock and Class A common stock for reinvestment in more shares of that class of common stock under the Plan.
     Some of the significant features of the Plan are as follows:
•	As a participant in the Plan, you can automatically reinvest all or a portion of your cash dividends on shares of common stock registered in your name in additional shares of common stock.

•	As a participant in the Plan, you can automatically reinvest all or a portion of your cash dividends on shares of Class A common stock registered in your name in additional shares of Class A common stock.

•	The price for shares of the common stock and the Class A common stock purchased with reinvested dividends will be the higher of:
•	95% of the closing price of the common stock or the Class A common stock, as applicable, on the dividend payment date; or

•	100% of the average of the daily high and low sale prices of the common stock or the Class A common stock, as applicable, for the period of five trading days ending on the day of purchase (as applicable).
     This prospectus relates to 458,203 shares of common stock and 452,557 shares of Class A common stock registered and available for sale under the Plan. We suggest that you retain this prospectus for future reference.
     Our common stock and Class A common stock are traded on the New York Stock Exchange under the symbols “UBP” and “UBA”, respectively.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus is March 31, 2010.

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of our securities in any state where the offer or solicitation is not authorized. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Such statements can generally be identified by such words as “anticipate”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “will” or variations of such words or other similar expressions and the negatives of such words. Such statements are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, performance or achievements, financial and otherwise, may differ materially from the results, performance or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and other factors that might cause such differences, some of which could be material, are discussed in this Prospectus as well as our Annual Report on Form 10-K for the fiscal year ended October 31, 2009 and in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. See “Where You Can Find More Information” and “Incorporation by Reference” elsewhere in this prospectus. Forward-looking statements contained herein speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to update publicly or revise any forward-looking statements to reflect new information or future events or otherwise.
RISK FACTORS
     You should carefully consider the specific risks described in our Annual Report on Form 10-K for the fiscal year ended October 31, 2009 and any risk factors set forth in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before making an investment decision. See “Where You Can Find More Information” and “Incorporation by Reference” elsewhere in this prospectus.
OUR COMPANY
     We are a self-administered real estate investment trust, or REIT, which owns and manages income-producing commercial real estate investments. Our sole business is the ownership of real estate investments, which consist principally of investments in income-producing properties, with primary emphasis on properties in the northeastern part of the United States with a concentration in Fairfield County, Connecticut, Westchester and Putnam Counties, New York and Bergen County, New Jersey (our “Target Area”). Our core properties consist principally of neighborhood and community shopping centers and five office buildings. The remaining properties consist of two industrial properties. We seek to identify desirable properties for acquisition, which we acquire in the normal course of business. In addition, we regularly review our portfolio and from time to time may sell certain of our properties.
     We intend to continue to invest substantially all of our assets in income-producing real estate, with an emphasis on neighborhood and community shopping centers, although we will retain the flexibility to invest in other types of real property. While we are not limited to any geographic location, our current strategy is to invest primarily in properties located in our Target Area.
     At October 31, 2009, we owned or had an equity interest in forty-six properties comprised of neighborhood and community shopping centers, office buildings and industrial facilities located in seven states throughout the United States, containing a total of 3.9 million square feet of gross leasable area.
     Our principal executive office is located at 321 Railroad Avenue, Greenwich, Connecticut 06830. Our telephone number is (203) 863-8200. Our website is located at www.ubproperties.com. Information contained on our website is not part of, and is not incorporated into, this prospectus.

AMENDMENTS TO THE PLAN
     On March 9, 2010, our stockholders approved a proposal of our board of directors to increase the number of shares issuable under the plan by an additional 400,000 shares of common stock. As of March 31, 2010, there are 458,203 shares of common stock and 452,557 shares of Class A common stock available for issuance under the plan.
THE PLAN
     We have set forth our Dividend Reinvestment and Share Purchase Plan, as amended, for holders of common stock and Class A common stock in the following questions and answers.
     Please address all inquiries concerning the plan to:
The Bank of New York Mellon
P.O. Box 358035
Pittsburgh, PA 15252-8035
     Please send all sales, terminations and address changes to:
The Bank of New York Mellon
P.O. Box 358035
Pittsburgh, PA 15252-8035
     Please mention Urstadt Biddle Properties Inc. in all your correspondence and, if you are a participant in the plan, give the number of your account. If you prefer, you may call The Bank of New York Mellon at (1-866-203-6250).
Purpose
1.	What is the purpose of the plan?
     The purpose of the plan is to provide holders of record of our common stock and holders of record of our Class A common stock (the Class A common stock and the common stock being collectively the “common shares”) with a convenient and economical way of investing cash dividends on shares of common stock in additional shares of common stock and cash dividends on shares of Class A common stock in additional shares of Class A common stock without payment of any brokerage commission or service charge (see Question 13). Since the common shares will be purchased from us, we will receive additional funds to make investments in real estate and for other purposes.
Advantages
2.	What are the advantages of the plan?
     By participating in the plan:
•	You may purchase shares of common stock by reinvesting cash dividends on all or less than all of the shares of common stock registered in your name.

•	You may purchase shares of Class A common stock by reinvesting cash dividends on all or less than all of the shares of Class A common stock registered in your name.

•	You pay no brokerage commission or service charge in connection with investments under the plan.

•	You may fully invest funds under the plan because the plan permits fractions of shares, as well as full shares, to be credited to your account.

•	Record-keeping is simplified under the plan by the provision of a statement of account to each participant.

•	You assure safekeeping of common shares credited to your account because certificates are not issued unless requested.
Administration
3.	Who administers the plan for participants?
     The Bank of New York Mellon (the “agent”) administers the plan for participants, keeps records, sends statements of account after each purchase to participants and performs other duties relating to the plan. The agent purchases common shares from us as agent for plan participants and credits the shares to the accounts of the individual participants.
     On behalf of plan participants, the agent may use an affiliated broker for trading activity in connection with any sale of shares from the plan. The broker receives a commission in connection with the transactions it processes (see Question 15).
Interpretation
4.	How is the plan to be interpreted?
     We will determine any question of interpretation arising under the plan. Any such determination will be final.
Eligibility
5.	Who is eligible to participate?
     All holders of record of common stock and all holders of record of Class A common stock are eligible to participate in the plan. Beneficial owners whose common shares are registered in names other than their own, for instance, in the name of a broker or bank nominee (record holder), must arrange participation with the broker or bank nominee.
     If for any reason a beneficial owner is unable to arrange participation with his or her nominee, the beneficial owner must become a record owner by having the common shares transferred to his or her name. We reserve the right to refuse to permit a broker or nominee to participate in the plan if the terms of such participation would, in our judgment, result in excessive cost to or burden on us.
Participation
6.	How do holders of common shares join the plan?
     Holders of record of common stock and holders of record of Class A common stock may join the plan at any time by completing and signing an authorization card and returning it to the agent. Holders may obtain an authorization card and a postage-paid return envelope at any time by writing to The Bank of New York Mellon, P.O. Box 358035, Pittsburgh, PA 15252-8035.
7.	What does the authorization card provide?
     If you check the appropriate box on the authorization card, you may elect “Full Dividend Reinvestment of common stock” and the agent will apply all cash dividends on all shares of common stock then or subsequently registered in your name toward the purchase of common stock.
     If you check the appropriate box on the authorization card, you may elect “Full Dividend Reinvestment of Class A common stock” and the agent will apply all cash dividends on all shares of Class A common stock then or subsequently registered in your name toward the purchase of Class A common stock.
     If you elect to reinvest dividends on only a portion of your common stock, you should check the “Partial Dividend Reinvestment of common stock” box on the authorization card and indicate the number of shares of common stock on which you wish to receive cash dividends. The agent will apply the balance of your dividends toward the purchase of common stock. The number of shares of common stock on which you may elect to receive cash dividends may not exceed the total number of shares of common stock which have been issued to you.
     If you elect to reinvest cash dividends on only a portion of your Class A common stock, you should check the “Partial Dividend Reinvestment of Class A common stock” box on the authorization card and indicate the number of shares of Class A common stock on which you wish to receive cash dividends. The agent will apply the balance of your dividends toward the purchase of Class A common stock. The number of shares of Class A common stock on which you may elect to receive cash dividends may not exceed the total number of shares of Class A common stock which have been issued to you.
     The agent will reinvest automatically any subsequent dividends on common shares credited to your account under the plan. The plan, in other words, operates so as to reinvest dividends on a cumulative basis on the common shares designated on your authorization card and on all common shares accumulated and held in your plan account, until you specify otherwise by notice in writing delivered to the agent or withdraw from the plan altogether, submit a new authorization card changing the number of common shares on which you wish to receive cash dividends or until the plan is terminated. See Question 24 for the consequences of sales of common shares subject to the plan.
8.	What are my options under the plan?
     By marking the appropriate spaces on the authorization card, you may choose among the following investment options:
•	To reinvest cash dividends automatically on all shares of common stock now and subsequently registered in your name in additional shares of common stock at the applicable purchase price, as defined herein, on the dividend payment date. See Questions 12 and 13 for a description of the timing of the purchase of common shares and how the applicable purchase price is computed.

•	To reinvest cash dividends automatically on all shares of Class A common stock now and subsequently registered in your name in additional shares of Class A common stock at the applicable purchase price on the dividend payment date. See Questions 12 and 13 for a description of the timing of the purchase of common shares and how the applicable purchase price is computed.

•	To reinvest cash dividends automatically on less than all of the shares of common stock registered in your name in additional shares of common stock, receiving cash dividends on a specified number of full shares, at the applicable purchase price on the dividend payment date.

•	To reinvest cash dividends automatically on less than all of the shares of Class A common stock registered in your name in additional shares of Class A common stock, receiving cash dividends on a specified number of full shares, at the applicable purchase price on the dividend payment date.
9.	May I change options under the plan?
     Yes. You may change options under the plan at any time by completing and signing a new authorization card and returning it to the agent. The answer to Question 6 tells how to obtain an authorization card and return envelope. The agent must receive any change concerning the reinvestment of dividends not later than the record date for a dividend in order for the change to become effective with respect to that dividend. See Question 10.
10.	When will reinvestment of dividends on common shares start?
     If the agent receives your authorization card by the record date for determining the holders of common shares entitled to receive the next dividend, reinvestment of your dividends, or portion thereof, will commence with the next dividend. If the agent receives your authorization card after the record date, reinvestment of your dividends, or portion thereof, will not start until payment of the next following dividend.
Purchases
11.	What is the source of common shares purchased under the plan?
     Common shares purchased under the plan come from our authorized but unissued common shares. Common shares will not be purchased in the open market.
12.	When will dividends be invested in common shares?
     Reinvestment of dividends will be made on the date when the dividend becomes payable. Participants will become owners of common shares purchased under the plan as of the date of purchase.
13.	What will be the purchase price of common shares purchased under the plan?
     The price of common shares purchased from us with participants’ reinvested cash dividends (the “purchase price”) will be the higher of
•	95% of the closing price of the common stock or Class A common stock, as applicable, on the dividend payment date or

•	100% of the average of the daily high and low sales prices of the common stock or the Class A common stock, as applicable, for the period of five trading days ending on the dividend payment date, in each case as published in the Eastern Edition of The Wall Street Journal report of New York Stock Exchange-Composite Transactions.
If there is no trading in the common shares on the NYSE for a substantial amount of time during any trading day in the five-day period, or if publication by The Wall Street Journal of reports of share transactions for any trading day in the five-day period does not take place or is subject to reporting error, we will determine the applicable purchase price on the basis of such market quotations as we and the agent deem appropriate. Should The Wall Street Journal cease to be published or should daily high and low prices of the common shares no longer be reported for the New York Stock Exchange-Composite Transactions, then we, upon consultation with the agent, will identify such other public reports or sources as we deem appropriate to obtain daily trading prices of our common shares.
14.	How will the number of common shares purchased for me be determined?
     The number of common shares that will be purchased for you will depend on the amount of your dividend to be invested and the applicable purchase price of the common shares. Your account will be credited with the number of common shares, including fractions computed to four decimal places, that results from dividing the aggregate amount of dividends to be invested by the applicable purchase price, also computed to four decimal places.
Costs
15.	Are there any costs to me for my purchases under the plan?
     There are no brokerage fees for purchase of common shares under the plan because shares are purchased directly from us. We will pay all costs of administration of the plan. However, if you request the agent to sell your shares in the event of your withdrawal from the plan (see Question 22), the agent will deduct any brokerage commissions and transfer taxes incurred. Also, brokers and nominees may impose charges or fees in connection with their handling of participation in the plan by nominee and fiduciary accounts.
Dividends
16.	Will dividends be paid on common shares held in my plan account?
     Yes. Cash dividends on whole shares of common stock and on any fraction of a share of common stock credited to your account are automatically reinvested in additional shares of common stock and credited to your account. Cash dividends on whole shares of Class A common stock and on any fraction of a share of Class A common stock credited to your account are automatically reinvested in additional shares of Class A common stock and credited to your account.
Reports to Participants
17.	What kind of reports will be sent to me?
     Following each purchase of common shares for your account, the agent will mail to you a statement of account showing amounts invested, the purchase price (see Question 13), the number of shares purchased, and other information for the year to date. These statements are your record of the cost of your purchases. You should retain the statements for income tax and other purposes. In addition, during the year you will receive copies of the same communications sent to all other holders of common shares, including our quarterly and annual reports to stockholders and annual meeting materials.
     Your dividend reinvestment statement contains transaction advice at the bottom which should be utilized for all transaction processing. This will help expedite your request.

Certificates for Shares
18.	Will I receive certificates for common shares purchased under the plan?
     Common shares purchased by the agent for your account will be registered in the name of the agent’s nominee and certificates for such shares will not be issued to you until requested. The total number of shares credited to your account will be shown on each statement of account. This custodial service helps to protect you against the risk of loss, theft or destruction of stock certificates.
     You may request that the agent have certificates for any number of whole shares credited to your account issued at any time. Please utilize the tear-off stub attached to the bottom of your dividend reinvestment statement when requesting a withdrawal or termination. Cash dividends with respect to shares represented by certificates issued to you will continue to be automatically reinvested. Any remaining whole shares and fractions of a share will continue to be credited to your account. Certificates for fractions of shares will not be issued under any circumstances.
19.	May common shares in my plan account be pledged?
     No. You must first request that certificates for shares credited to your plan account be issued to you (see Question 18) before you can pledge such shares.
20.	In whose name will certificates be registered when issued?
     When issued, certificates for common shares will be registered in the name in which your plan account is maintained. For holders of record, this generally will be the name or names in which your share certificates are registered at the time you enroll in the plan. Upon request, shares will be registered in any other name upon the presentation to the agent of evidence of compliance with all applicable transfer requirements, including the payment of any applicable transfer taxes.
Withdrawal from the Plan
21.	When may I withdraw from the plan?
     You may withdraw from the plan at any time. If the agent receives your request to withdraw prior to the record date for determining the holders entitled to receive the next dividend respecting any common shares held by you, the agent will process your request following receipt. If the agent receives your request to withdraw on or after the record date for determining the holders entitled to receive the next dividend on such common shares but before payment of the dividend, the dividend will be reinvested for your account and your request for withdrawal will be processed promptly thereafter.
     After your request for withdrawal has become effective, all dividends will be paid in cash to you unless and until you re-enroll in the plan, which you may do at any time.
22.	How do I withdraw from the plan?
     In order to withdraw from the plan, complete the transaction advice attached to the bottom of your statement. Send the completed form to The Bank of New York Mellon, P.O. Box 358035, Pittsburgh, PA 15252-8035. When you withdraw from the plan, or if we terminate the plan, certificates for whole shares credited to your account under the plan will be issued to you and you will receive a cash payment from the proceeds of fractional shares less any transaction costs and transfer taxes (see Question 23).

     Upon withdrawal from the plan, you may request that all of your shares in the plan, both whole and fractional, be sold. This sale will be made within ten trading days after receipt by the agent of the request. You will receive the proceeds of the sale, less any brokerage commission, fees, and transfer tax.
     You should be aware that the price of common shares may fall during the period between a request for sale, its receipt by the agent and the ultimate sale in the open market within ten trading days after receipt. This risk should be carefully evaluated as you bear all the risk under such circumstances.
     No check will be mailed prior to settlement of funds from the brokerage firm. The settlement is on the third business day after the sale of shares.
23.	What happens to my fractional share when I withdraw from the plan?
     When you withdraw from the plan, a cash adjustment representing any fraction of a share then credited to your account will be mailed directly to you. The cash payment will be based on the current market price of the common stock or the Class A common stock, as applicable (see Question 22).
Other Information
24.	What happens when I sell or transfer all of the shares registered in my name?
     If you dispose of all shares registered in your name, the agent will continue to reinvest the dividends on shares credited to your account under the plan subject to your right to withdraw from the plan at any time.
25.	What happens when I sell or transfer some but not all of my shares?
(a)	Full Dividend Reinvestment.
     If you are investing the cash dividends on all of the shares registered in your name, and you dispose of a portion of these shares, the agent will continue to reinvest the dividends on the remainder of the shares registered in your name.
(b)	Partial Dividend Reinvestment.
     If you have directed the agent to pay cash dividends to you on some of your shares and to reinvest dividends on the remainder of your shares, and you dispose of a portion of your shares, you should provide new written instructions to the agent on how to handle your account. If the agent does not receive new instructions, it may, in its discretion, either
•	pay cash dividends on all of your shares; or

•	continue to reinvest dividends on the number of shares, if any, you own in excess of the number of shares on which you have directed the agent to pay cash dividends.
26.	Can I effect “book-to-book” transfers?
     Participants may effect “book-to-book” transfers, which involve transferring shares from an existing participant account to a new participant account, by following these steps:
•	Call the agent’s toll-free telephone number (1-866-203-6250) and request the plan documents and an enrollment form for the new account to be opened.

•	Have the new participant(s) complete the enrollment form with the following information:
-	complete name(s) in which the account is to be registered;

-	address (including zip code); and

-	taxpayer identification number.
•	Send a written request to the agent indicating the number of shares, full and/or fractional, which should be transferred to the new account. All participants in the existing account must sign the request and their signatures must be guaranteed by a bank, broker or financial institution that is a member of the Signature Guarantee Medallion Program. This is a program established pursuant to Rule 17Ad-15 of the Exchange Act that requires registered transfer agents, such as the agent, to establish standards for the acceptance of signature guarantees and to reject requests for transfers from nonmembers or nonparticipants in the program.

•	Return the completed enrollment form with the written request.

•	The costs associated with “book-to-book” transfers will be borne by the existing participant.
27.	What happens if we issue a stock dividend, declare a stock split or have a rights offering?
     Any stock dividends or split shares distributed by us on common shares credited on your plan account will be added to your account. Stock dividends or split shares distributed on common shares for which you hold certificates will be mailed directly to you in the same manner as to stockholders who are not participating in the plan.
     In a regular rights offering, as a holder of record you will receive rights based upon the total number of whole common shares owned: that is, the total number of shares for which you hold certificates and the total number of whole shares held in your plan account.
     Transaction processing may be curtailed or suspended until the completion of any stock dividend, stock split or rights offering.
28.	Can I vote shares in my plan account at meetings of stockholders?
     Yes. You will receive a proxy for the total number of common shares held — both the shares for which you hold certificates and those credited to your plan account. The total number of whole and fractional common shares held may also be voted in person at a meeting.
     If the proxy is not returned or if it is returned unsigned, none of your common shares will be voted unless you vote in person.
29.	What are the U.S. federal income tax consequences of participation in the plan?
     The summary below discusses only certain U.S. federal income tax considerations relating to the ownership of common shares and participation in the plan. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions thereunder, as in effect on the date hereof. We have not and will not seek any rulings from the Internal Revenue Service (“IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences relating to participation in the plan that are different from those discussed below. This summary is for general information only, and does not address the tax treatment of holders of common shares who are subject to special tax rules, including, without limitation, dealers in securities, insurance companies, banks, partnerships or other pass through entities (or investors in such entities), tax-exempt entities or qualified pension and profit-sharing plans. Holders of common shares are advised to consult their own tax advisers as to the U.S. federal, state, local and other tax consequences of the ownership of common shares and participation in the plan.
     For U.S. federal income tax purposes, distributions paid to you by us which you reinvest in common shares pursuant to the plan will be treated in the same manner as cash distributions. Distributions that are designated as capital gain dividends will be taxable as long-term capital gain to the extent of our net capital gain for the year, regardless of how long you have held the underlying shares. Distributions other than capital gain dividends are generally taxable as ordinary income to the extent of our current and accumulated earnings and profits. To the extent we make distributions in excess of our current and accumulated earnings and profits, such distributions constitute nontaxable returns of capital to the extent of your tax basis in the shares with respect to which the distributions are paid, and the balance of such distributions constitute taxable gain. Your initial tax basis in your shares generally will equal the amount that you paid for such shares.
     You will recognize gain or loss upon a sale, redemption or other taxable disposition of common shares as and when common shares are sold either by you or by the agent at your request when you withdraw from the plan (see Question 22), or when you receive a cash payment for a fractional share credited to your account upon withdrawal from or termination of the plan (see Question 23). Such gain or loss generally is measured by the difference between the amount realized on the taxable disposition of the shares and your tax basis in such shares. In general, capital gain realized by a U.S. individual on a taxable disposition of common shares that are held (i) for one year or less will be treated as short-term capital gain taxable at ordinary income rates, or (ii) for more than one year will be taxable at the applicable long-term capital gains rates. For corporations, capital gains are generally taxed at the same rate as ordinary income.
     In general, capital losses realized by a corporate holder of common shares on a taxable disposition of common shares are deductible only against capital gains. A noncorporate holder of common shares is subject to a similar rule, except that he or she may deduct up to $3,000 of excess capital losses against ordinary income each year. The net capital losses of a corporate holder of common shares not allowed in the year realized generally may be carried back three years and carried forward five years from the loss year. The capital losses of a noncorporate holder of common shares may not be carried back, but such losses may be carried forward indefinitely.
30.	What is our responsibility and the agent’s responsibility under the plan?
     Neither we nor the agent nor its nominees, in administering the plan, will accept liability for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to purchase shares or to terminate a participant’s account prior to receipt of notice in writing. Neither we nor the agent can assure you of a profit or protect you against a loss on shares purchased under the plan.
31.	How are income tax withholding provisions applied to participants?
     In the case of foreign participants who elect to have their dividends reinvested and whose dividends are subject to United States income tax withholding, an amount equal to the dividends payable to such participants who elect to reinvest dividends, less the amount of tax required to be withheld, will be applied by the agent to the purchase of common shares. The statement of account mailed to each foreign participant after the final purchase of the calendar year will show the amount of tax withheld in that year. The same procedure will be followed in the case of a domestic participant who is subject to backup withholding (for example, because the participant fails to furnish us with a correct taxpayer identification number, or fails to certify to us that the participant is not subject to such withholding).

32.	May the plan be changed or discontinued?
     We reserve the right to modify, suspend or terminate the plan at any time. All participants will receive notice of any such action. Any such modification, suspension or termination will not, of course, affect previously executed transactions. We also reserve the right to adopt, and from time to time change, such administrative rules and regulations, not inconsistent in substance with the basic provisions of the plan then in effect, as we deem desirable or appropriate for the administration of the plan. The agent reserves the right to resign at any time upon reasonable written notice to us.
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
     This section summarizes certain material federal income tax consequences to us and to our stockholders generally relating to our treatment as a REIT.
     The laws governing the federal income tax treatment of a REIT and its stockholders are highly technical and complex. This summary is for general information only, and does not purport to address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the extent discussed in “—Taxation of Tax-Exempt Stockholders,” below), partnerships, financial institutions or broker-dealers, and non-U.S. stockholders (except to the extent discussed in “—Taxation of Non-U.S. Stockholders,” below).
     This summary is based upon the Internal Revenue Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this registration statement.
     WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF INVESTING IN OUR SECURITIES AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH INVESTMENT AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.
Taxation of the Company
     We elected to be taxed as a REIT under the federal income tax laws beginning with our taxable year ended October 31, 1970. We believe that we have operated in a manner qualifying us as a REIT since our election and intend to continue so to operate.
     In connection with this registration statement, Baker & McKenzie LLP has rendered an opinion that we qualified to be taxed as a REIT under the federal income tax laws for our taxable years ended October 31, 2006 through October 31, 2008, and our organization and current method of operation will enable us to continue to qualify as a REIT for our taxable year ended October 31, 2009 and in the future. You should be aware that the opinion is based on current law and is not binding on the IRS or any court. In addition, the opinion is based on customary assumptions and on our representations as to factual matters.
     It must be emphasized that the opinion of tax counsel is based on various assumptions relating to our organization and operation, and is conditioned upon representations and covenants made by our management regarding our organization, assets, income, and the past, present and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by tax counsel or by us that we will qualify as a REIT for any particular year.
     Our qualification as a REIT depends on our ability to meet, on a continuing basis, qualification tests in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. For a discussion of the tax treatment of us and our stockholders if we fail to qualify as a REIT, see “—Failure to Qualify,” below.
     If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we generally will be subject to federal tax in the following circumstances:
•	We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to stockholders.

•	We will pay income tax at the highest corporate rate on:
o	net income from the sale or other disposition of certain property acquired through or in lieu of foreclosure for which we make an election (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

o	other non-qualifying income from foreclosure property.
•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “—Requirements for Qualification — Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we generally will pay a 100% tax on:
o	the greater of (1) the amount by which we fail the 75% gross income test, or (2) the excess of 95% of our gross income over the amount of gross income attributable to sources that qualify under the 95% gross income test, multiplied, in either case, by

o	a fraction intended to reflect our profitability.
•	If we fail to distribute during a calendar year at least the sum of: (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from earlier periods, we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

•	In the event of a more than de minimis failure of any of the asset tests, as described below under “—Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we dispose of the assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure and we file a schedule with the IRS describing the assets causing such failure, we will pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

•	In the event we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the shareholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:
o	the amount of gain that we recognize at the time of the sale or disposition, and

o	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.
Requirements for Qualification
     A REIT is an entity that meets each of the following requirements:
1.	It is managed by trustees or directors.

2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3.	It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

4.	It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

5.	At least 100 persons are beneficial owners of its shares or ownership certificates.

6.	Not more than 50% of its outstanding shares or ownership certificates (as measured by value) is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year (the “closely held test”).

7.	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met in order to elect and maintain REIT status.

8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets.
     We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated the closely held test, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under the closely held test, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of the closely held test.
     We have issued sufficient shares of our stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our charter restricts the ownership and transfer of the shares of our stock so that we should continue to satisfy these requirements.
     For U.S. federal income tax purposes, a corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a “qualified REIT subsidiary” are treated as assets, liabilities and items of income, deduction and credit of the REIT. A “qualified REIT subsidiary” is a corporation all of the capital stock of which is owned by the REIT and for which no election has been made to treat such corporation as a “Taxable REIT Subsidiary.” We have four corporate subsidiaries, 323 Railroad Corp., UB Danbury, Inc., UB Darien, Inc., and UB Somers, Inc., and own all of their capital stock. For federal income tax purposes, 323 Railroad Corp., UB Danbury, Inc., UB Darien, Inc., and UB Somers, Inc., are ignored as separate entities, and all of their assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit.
     An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Our proportionate share for purposes of the 10% value test (see “—Asset Tests”) is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate shares are based on our proportionate interest in the capital interests in the partnership.
     A REIT may own up to 100% of the stock of a “taxable REIT subsidiary,” or TRS. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We currently own stock of a TRS, and may form one or more TRSs in the future.
Income Tests
     We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:
•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets, other than property held primarily for sale to customers in the ordinary course of business;

•	income from the operation, and gain from the sale of foreclosure property; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our shares of beneficial interest or a public offering of our debt with a maturity date of at least five years and that we receive during the one year period beginning on the date on which we receive such new capital.
     Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, or gain from the sale or disposition of stock or securities. Certain types of gross income, including gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business, is excluded from both the numerator and the denominator for purposes of the income tests.
     A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”
     We will generally be subject to tax at the maximum corporate rate on any net income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% and 95% gross income tests. We have no foreclosure property as of the date of this prospectus.
     Rent that we receive from real property that we own and lease to tenants will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if each of the following conditions is met:

•	The rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

•	Neither we nor a direct or indirect owner of 10% or more of our shares may own, actually or constructively, 10% or more of a tenant from whom we receive rent (other than a TRS). Rent we receive from a TRS will qualify as “rents from real property” if at least 90% of the leased space of the property is rented to persons other than TRSs and 10%-owned tenants, the amount of rent paid by the TRS is substantially comparable to the rent paid by the other tenants of the property for comparable space and the rent is not attributable to a modification of a lease with a “controlled TRS” (i.e., a TRS in which we own, directly or indirectly, 50% of the voting power or value of the stock).

•	None of the rent received under a lease of real property will qualify as “rents from real property” unless the rent attributable to the personal property leased in connection with such lease is no more than 15% of the total rent received under the lease. The allocation of rent between real and personal property is based on the relative fair market values of the real and personal property.

•	We generally must not operate or manage our real property or furnish or render services to our tenants, other than through an independent contractor who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an independent contractor, but instead may provide services directly, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Further, we may own up to 100% of the stock of a TRS which may provide customary and noncustomary services to our tenants without tainting our rental income.
     We believe that the rents we receive, other than rent received from our TRS, meet all of these conditions.
     Income and gain from certain “hedging transactions” is excluded from gross income for purposes of the 95% gross income test and, for transactions entered into after July 30, 2008, also for purposes of the 75% gross income test. We intend to structure our transactions so as not to jeopardize our status as a REIT.
     If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws.
     Those relief provisions generally will be available if:
•	our failure to meet such tests is due to reasonable cause and not due to willful neglect; and

•	following such failure for any taxable year, a schedule of the sources of our income is filed in accordance with regulations prescribed by the Secretary of the Treasury.
     We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “—Taxation of the Company,” even if the relief provisions apply, we generally would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

Asset Tests
          To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:
•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.
          Under a second asset test, except for securities in the 75% asset class, securities in a TRS or qualified REIT subsidiary, and equity interests in partnerships:
•	not more than 5% of the value of our total assets may be represented by securities of any one issuer (the “5% value test”);

•	we may not own securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer (the “10% vote test”); and

•	we may not own securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer (the “10% value test”).
          In addition, no more than 25% of the value of our total assets may consist of securities (other than those that are qualifying assets for purposes of the 75% asset test), and not more than 25% of the value of our total assets may be represented by securities of one or more TRSs.
          We believe that our existing assets are qualifying assets for purposes of the 75% asset test. We also believe that any additional real property that we acquire, loans that we extend and temporary investments that we make generally will be qualifying assets for purposes of the 75% asset test, except to the extent that the principal balance of any loan exceeds the value of the associated real property or to the extent the asset is a loan that is not deemed to be an interest in real property. We intend to monitor the status of our acquired assets for purposes of the various asset tests and manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:
•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.
          If we did not satisfy the condition described in the first item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

          In the event that we violate the 5% value test, 10% vote test, or 10% value test described above at the end of any quarter of each taxable year, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure. In the event of a more than de minimis failure of any of the asset tests, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure, (ii) file a schedule with the IRS describing the assets that caused such failure and (iii) pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.
Distribution Requirements
          Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:
•	the sum of
o	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

o	90% of our after-tax income, if any, from foreclosure property, minus
•	the sum of certain items of non-cash income.
          We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.
          We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three-months of the calendar year, at least the sum of:
•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain income for such year, and

•	any undistributed taxable income from prior periods,
we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “—Taxation of Taxable U.S. Stockholders” below. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.
          It is possible that, from time to time, we may experience timing differences between:
•	the actual receipt of income and actual payment of deductible expenses, and

•	the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income.

          Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.
Recordkeeping Requirements
          We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding shares. We have complied, and we intend to continue to comply, with these requirements.
Failure to Qualify
          If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Income Tests” and “— Asset Tests.”
          If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In addition, we may be required to pay penalties and/or interest in respect of such tax. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to individual, trust and estate stockholders would be eligible to be treated as qualified dividend income, which currently is taxed at capital gains rates. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.
Taxation of Taxable U.S. Stockholders
          This section is a summary of rules governing the U.S. federal income taxation of U.S. stockholders (defined below) for general information only. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS ON OWNERSHIP OF THE SHARES OF OUR STOCK. For purposes of this summary, the term “U.S. stockholder” means a holder of our stock that, for United States federal income tax purposes, is:
•	a citizen or resident of the United States,

•	a corporation or partnership created or organized under the laws of the United States, or of any state thereof, or the District of Columbia,

•	an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source, or

•	any trust (i) with respect to which a United States court is able to exercise primary supervision over its administration, and one or more United States persons have the authority to control all of its substantial decisions or (ii) that has a valid election in place to be treated as a U.S. person.
          If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A stockholder that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our stock.
          As long as we qualify as a REIT, a taxable U.S. stockholder must take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations.
          A U.S. stockholder generally will recognize distributions that we properly designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. stockholder has held its stock. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.
          We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its shares of our stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid. If we make such an election, we may, if supported by reasonable authority that it will not jeopardize our status as a REIT, make such an election only with respect to capital gains allocable to our Common Stock and Class A Common Stock.
          A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s shares of our stock. Instead, the distribution will reduce the adjusted basis of such shares of our stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her shares of our stock as long-term capital gain, or short-term capital gain if the shares of our stock have been held for one year or less, assuming the shares of our stock are a capital asset in the hands of the U.S. stockholder. For purposes of determining whether a distribution is made out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to dividends on our preferred stock and then to dividends on our common equity. If, for any taxable year, we elect to designate as capital gain dividends any portion of the distributions paid for the year to our stockholders, the portion of the amount so designated (not in excess of our net capital gain for the year) that will be allocable to the holders of our preferred stock will be the amount so designated, multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Internal Revenue Code) paid to the holders of our preferred stock for the year and the denominator of which will be the total dividends paid to the holders of all classes of our stock for the year.
          Dividends paid to a U.S. stockholder generally will not qualify for the 15% tax rate for “qualified dividend income.” Currently the maximum federal income tax rate for qualified dividend income is 15% for tax years through 2010. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to individual, trust and estate U.S. stockholders. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (1) attributable to dividends received by us from non-REIT corporations, such as a TRS, and

(2) attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a U.S. stockholder must hold our stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our stock becomes ex-dividend.
          Distributions made by us and gain arising from the sale or exchange by a U.S. stockholder will not be treated as passive activity income, and as a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses.
Taxation of U.S. Stockholders on the Disposition of Stock
          In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of his or her shares of our stock as long-term capital gain or loss if the U.S. stockholder has held the shares of our stock for more than one year. However, a U.S. stockholder must treat any loss upon a sale or exchange of shares of our stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of the shares of our stock may be disallowed if the U.S. stockholder purchases other shares of substantially identical stock within 30 days before or after the disposition.
Capital Gains and Losses
          The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 35%. The maximum tax rate on long-term capital gain applicable to individual taxpayers is 15% for sales and exchanges of assets held for more than one year and occurring May 6, 2003 through December 31, 2010. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders at a 15% or 25% rate.
          A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.
Information Reporting Requirements and Backup Withholding
          We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% with respect to distributions unless the holder:
•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact;

•	or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.
          A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.
Taxation of Tax Exempt Stockholders
          This section is a summary of rules governing the U.S. federal income taxation of U.S. stockholders that are tax-exempt entities for general information only. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS ON OWNERSHIP OF THE SHARES OF OUR STOCK, INCLUDING ANY REPORTING REQUIREMENTS.
          Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their “unrelated business taxable income.” While many investments in real estate generate unrelated business taxable income, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of shares of our stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, certain types of tax-exempt entities are subject to unrelated business taxable income under rules that are different from the general rules discussed above, which may require them to characterize distributions that they receive from us as unrelated business taxable income. In certain circumstances, a pension trust could be required to treat a percentage of the dividends received from a “pension-held REIT” as UBTI. We intend that certain restrictions on ownership and transfer of our stock should generally prevent us from becoming a pension-held REIT. If we were to become a pension-held REIT, these rules generally would apply only to certain pension trusts that held more than 10% of our stock.
Taxation of Non-U.S. Stockholders
          The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other stockholders that are not U.S. stockholders (“non-U.S. stockholders”) are complex. This section is a summary of such rules for general information only. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS ON OWNERSHIP OF THE SHARES OF OUR STOCK, INCLUDING ANY REPORTING REQUIREMENTS.
          A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a U.S. real property interest, as defined below, and that we do not designate as a capital gain dividend or retained capital gain, will recognize ordinary income to the extent of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions, and also may be subject to the 30% branch profits tax if the non-U.S. stockholder is a corporation. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:
•	a lower treaty rate applies and the non-U.S. stockholder files the required form evidencing eligibility for that reduced rate with us, or

•	the non-U.S. stockholder files the required form with us claiming that the distribution is effectively connected income.
          A non-U.S. stockholder will not incur tax on a distribution on shares of our stock in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of those shares. Instead, the distribution will reduce the adjusted basis of those shares. A non-U.S. stockholder will be subject to tax on a distribution on shares of our stock that exceeds both our current and accumulated earnings and profits and the adjusted basis of those shares if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of those shares as described below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.
          Under the “FIRPTA” rules discussed below, we are generally required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we generally will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.
          A non-U.S. stockholder may incur tax on distributions that are attributable to gain from our sale or exchange of “United States real property interests” under special provisions of the federal income tax laws known as the “Foreign Investment in Real Property Tax Act of 1980” (or “FIRPTA”). The term “United States real property interests” includes interests in U.S. real property and shares in corporations at least 50% of whose assets consist of interests in U.S. real property. Under those rules, subject to the exception discussed below for distributions on shares of a class of stock that is regularly traded on an established securities market to a less-than-5% holder of such class, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of United States real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on this distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. Unless the exception described in the next paragraph applies, we must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold.
          Capital gain distributions to the holders of shares of a class of our stock that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a United States real property interest, as long as (1) that class of stock is regularly traded on an established securities market and (2) the non-U.S. stockholder did not own more than 5% of that class of stock during the one-year period ending on the date of distribution. As a result, non-U.S. stockholders generally would be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. Moreover, if a non-U.S. stockholder disposes of our stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire our stock within 61 days of the 1st day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a U.S real property interest capital gain to such non-U.S. stockholder, then such non-U.S. stockholder shall be treated as having U.S. real property interest capital gain in an amount that, but for the disposition, would have been treated as U.S. real property interest capital gain.
     A non-U.S. stockholder generally will not incur tax under FIRPTA on gain from the sale of our stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% of such stock, as measured by value. We cannot assure you that that test will be met. In addition, a non-U.S. stockholder that owned, actually or constructively, 5% or less of the shares of a class of stock at all times during a specified testing period will not incur tax on such gain under FIRPTA if the shares of that class of stock are regularly traded on an established securities market. If the gain on the sale of stock is taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.
          A non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:
•	the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or

•	the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.
State and Local Taxes
          We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our stock.
USE OF PROCEEDS
          We have no basis for estimating precisely either the number of common shares that ultimately may be sold pursuant to the plan or the prices at which such shares will be sold. However, we propose to use the net proceeds from the sale of common shares pursuant to the plan, when and as received, to make investments in real estate and for other general corporate purposes. We consider the plan to be a cost-effective means of expanding our equity capital base and furthering our investment objectives while at the same time benefiting holders of common shares.
INDEMNIFICATION OF DIRECTORS AND OFFICERS
          Our Bylaws provide that we will indemnify and hold harmless to the fullest extent permitted by, and under, applicable law any person who is or was one of our directors or officers, who by reason of this status or service in that capacity was, is, or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative, or investigative. The indemnification will be against all liability and loss suffered and expenses, including, but not limited to, attorneys’ fees, judgments, fines, penalties, and amounts paid in settlement, actually and reasonably incurred by the individual in connection with such proceeding. Our bylaws provide, however, that we will not be required to indemnify a person in connection with an action, suit or proceeding initiated by that person unless it was authorized by the Board of Directors. Our bylaws provide that we will pay or reimburse reasonable expenses in advance of final disposition of a proceeding and without requiring a preliminary determination of the ultimate entitlement to indemnification, provided that the individual seeking payment provides (a) a written affirmation of the individual’s good faith belief that the individual meets the standard of conduct necessary for indemnification under the laws of the State of Maryland, and (b) a written undertaking to repay the amount advanced if it is ultimately determined that the applicable standard of conduct has not been met. The Maryland General Corporation Law (the “MGCL”) also requires a corporation (unless limited by the corporation’s charter; our charter contains no such limitation) to indemnify a director or officer who is successful, on the merits or otherwise, in the defense of any proceeding against reasonable expenses incurred by the director in connection with the proceeding in which the director or officer has been successful.
          In addition, we have entered into indemnification agreements with certain of our directors, indemnifying them against expenses, settlements, judgments and levies incurred in connection with any action, suit or proceeding, whether civil or criminal, where the individual’s involvement is by reason of the fact that he is or was a director.
          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the SEC’s opinion such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
INCORPORATION BY REFERENCE
     The SEC allows us to incorporate by reference certain information we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents which have been filed with the SEC:
•	Our Annual Report on Form 10-K for the fiscal year ended October 31, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended January 31, 2010;

•	Our Current Report on Form 8-K filed on February 17, 2010;

•	The description of the company’s Common Stock contained in the company’s registration statement filed under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

•	The description of the company’s Class A Common Stock contained in the company’s registration statement filed under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.
          We also incorporate by reference into this prospectus all documents that we may subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering, provided, however, that we are not incorporating by reference any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless, and to the extent, specified in any such Current Report on Form 8-K. Any statement herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
          We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the documents which are incorporated by reference in this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Investor

Relations, Urstadt Biddle Properties Inc., 321 Railroad Avenue, Greenwich, CT 06830, Attn: Ms. Athena Bludé or by calling Investor Relations directly at (203) 863-8225.
EXPERTS
          The consolidated financial statements, schedules and effectiveness of internal control over financial reporting of Urstadt Biddle Properties Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended October 31, 2009 have been audited by PKF, Certified Public Accountants, A Professional Corporation, an independent registered public accounting firm, as set forth in their reports thereon, and have been incorporated herein in reliance on said reports of such firm given on its authority as experts in auditing and accounting in giving said reports.
LEGAL MATTERS
          The validity of the Common Stock and Class A Common Stock offered hereby will be passed upon for the selling stockholders by Miles & Stockbridge P.C. Certain federal income tax matters will be passed upon by Baker & McKenzie LLP, New York, NY.
WHERE YOU CAN FIND MORE INFORMATION
          We file annual, quarterly and current reports, proxy statements and other information with the SEC. The reports, proxy statements and other information filed by us may be inspected without charge at the public reference room of the SEC, which is located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the reports, proxy statements and other information from the public reference room, upon the payment of the prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC. You can inspect the reports, proxy statements and other information on this website.

URSTADT BIDDLE PROPERTIES INC.
DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN
Prospectus dated March 31, 2010.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses Of Issuance And Distribution
     The following table sets forth the costs and expenses payable by us in connection with the securities being registered. All the amounts shown are estimates, except the SEC registration fee.

SEC registration fee	$428
Printing expenses	$10,000
Accountants’ fees	$15,000
Listing fees	$1,920
Counsel fees	$35,000
Miscellaneous	$2,652

Total	$65,000
Item 15. Indemnification Of Directors And Officers
          Our charter and bylaws. Our charter provides that the company has the power, by its bylaws or by resolution of the Board of Directors, to indemnify directors, officers, employees and agents, provided that indemnification is consistent with applicable law. Our bylaws provide that we will indemnify, to the fullest extent permitted from time to time by applicable law, our directors, officers, employees and agents and any person serving at our request as a director, officer or employee of another corporation or entity, who by reason of that status or service is or is threatened to be made a party to, or is otherwise involved in, any action, suit or proceeding. According to our bylaws, indemnification will be against all liability and loss suffered and expenses, including attorneys’ fees, judgments, fines, penalties and amounts paid in settlement, reasonably incurred by the indemnified person in connection with the proceeding. Our bylaws provide, however, that we will not be required to indemnify a person in connection with an action, suit or proceeding initiated by that person unless it was authorized by the Board of Directors. Our bylaws provide that we will pay or reimburse reasonable expenses in advance of final disposition of a proceeding and without requiring a preliminary determination of the ultimate entitlement to indemnification, provided that the individual seeking payment provides (a) a written affirmation of the individual’s good faith belief that the individual meets the standard of conduct necessary for indemnification under the laws of the State of Maryland, and (b) a written undertaking to repay the amount advanced if it is ultimately determined that the applicable standard of conduct has not been met.
          Indemnification Agreements. We have entered into indemnification agreements with certain of our directors, indemnifying them against expenses, settlements, judgments and levies incurred in connection with any action, suit or proceeding, whether civil or criminal, where the individual’s involvement is by reason of the fact that he is or was a director.
          Maryland General Corporation Law. The Maryland General Corporation Law (the “MGCL”) permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to the corporation or at the corporation’s request, unless it is established that the act or omission of the person was material to the matter giving rise to the proceeding and (i) the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) the person actually received an improper personal benefit in money, property or services, or (iii) in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful. The MGCL does not permit indemnification in respect of any proceeding in which the person seeking indemnification is adjudged to be liable to the corporation. Further, a person may not be indemnified for a proceeding brought by that person against the corporation, except (i) for a proceeding brought to enforce indemnification or (ii) if the corporation’s charter or bylaws, a resolution of the board of directors or an agreement approved by the board of directors to which the corporation is a party expressly provides otherwise. Under the MGCL, reasonable expenses incurred by a director or officer who is a party to a proceeding may be paid or reimbursed by the corporation in advance of final disposition of the proceeding upon receipt by the corporation of (i) a written affirmation by the person of his or her good faith belief that the standard of conduct necessary for indemnification has been met and (ii) a written undertaking by or on behalf of the person to repay the amount if it shall ultimately be determined that the standard of conduct has not been met. The MGCL also requires a corporation (unless limited by the corporation’s charter; our charter contains no such limitation) to indemnify a director or officer who is successful, on the merits or otherwise, in the defense of any proceeding against reasonable expenses incurred by the director in connection with the proceeding in which the director or officer has been successful.
     SEC Position. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 16. Exhibits
          The following is a list of exhibits filed as part of this registration statement, which are incorporated herein.
Exhibit
(3)	Articles of Incorporation and Bylaws
3.1	(a) Amended Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to Company’s Statement on Form S-4/A filed January 23, 1997 (SEC File No. 333-19113)).

(b) Articles Supplementary of the Company (incorporated by reference to Annex A of Exhibit 4.1 of the Company’s Current Report on Form 8-K dated August 3, 1998 (SEC File No. 001-12803)).

(c) Articles Supplementary of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated January 8, 1998 (SEC File No. 001-12803)).

(d) Articles Supplementary of the Company (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-3 filed on August 8, 2003 (SEC File No. 333-107803)).

(e) Articles Supplementary of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated April 11, 2005 (SEC File No. 001-12803)).

(f) Certificate of Correction to the Articles Supplementary of the Company (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K dated May 3, 2005 (SEC File No. 001-12803)).

(g) Articles Supplementary of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated June 7, 2005 (SEC File No. 001-12803)).

(h) Articles Supplementary of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q dated June 6, 2008 (SEC File No. 001-12803)).

3.2	Bylaws of the Company, Amended and Restated as of December 12, 2007 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K dated December 18, 2007 (SEC File No. 001-12803)).
(4)	Instruments Defining the Rights of Security Holders
4.1	Common Stock: See Exhibits 3.1 (a)-(h) hereto.

4.2	Class A Common Stock: See Exhibits 3.1 (a)-(h) hereto.
(5)	Opinion of Miles & Stockbridge P.C.

(8)	Opinion of Baker & McKenzie LLP as to tax matters.

(23.1)	Consent of PKF, Certified Public Accountants, a Professional Corporation.

(23.2)	Consent of Miles & Stockbridge P.C. (included in Exhibit 5).

(23.3)	Consent of Baker & McKenzie LLP (included in Exhibit 8).

(24)	Power of Attorney (included on the signature page to this Registration Statement).
Item 17. Undertakings
          Urstadt Biddle Properties Inc. hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;
          provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by Urstadt Biddle Properties Inc. pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.
          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          Urstadt Biddle Properties Inc. hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Urstadt Biddle Properties Inc.’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefits plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Urstadt Biddle Properties Inc. pursuant to the foregoing provisions, or otherwise, Urstadt Biddle Properties Inc. has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Urstadt Biddle Properties Inc. of expenses incurred or paid by a director, officer or controlling person of Urstadt Biddle Properties Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Urstadt Biddle Properties Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
          Urstadt Biddle Properties Inc. hereby undertakes:
          (1) That, for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
          (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, State of Connecticut, on March 31, 2010.

URSTADT BIDDLE PROPERTIES INC.
By:	/s/ Charles J. Urstadt
Charles J. Urstadt
Chairman and Chief Executive Officer

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles J. Urstadt and Willing L. Biddle his or her true and lawful attorney-in-fact and agent, with power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary and requisite to be done, as fully and to all the intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.
          Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Charles J. Urstadt Charles J. Urstadt	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2010

/s/ Willing L. Biddle Willing L. Biddle	President, Chief Operating Officer and Director	March 31, 2010

/s/ John T. Hayes John T. Hayes	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 31, 2010

/s/ Kevin J. Bannon Kevin J. Bannon	Director	March 31, 2010

/s/ E. Virgil Conway E. Virgil Conway	Director	March 31, 2010

Signature	Title	Date
/s/ Robert R. Douglass Robert R. Douglass	Director	March 31, 2010

/s/ Peter Herrick Peter Herrick	Director	March 31, 2010

/s/ George H.C. Lawrence George H.C. Lawrence	Director	March 31, 2010

/s/Robert J. Mueller Robert J. Mueller	Director	March 31, 2010

/s/ Charles D. Urstadt Charles D. Urstadt	Director	March 31, 2010

/s/ George J. Vojta George J. Vojta	Director	March 31, 2010

Exhibit Index
Exhibit No.	Document
(3)	Articles of Incorporation and Bylaws
3.1	(a) Amended Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to Company’s Statement on Form S-4/A filed January 23, 1997 (SEC File No. 333-19113)).

(b) Articles Supplementary of the Company (incorporated by reference to Annex A of Exhibit 4.1 of the Company’s Current Report on Form 8-K dated August 3, 1998 (SEC File No. 001-12803)).

(c) Articles Supplementary of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated January 8, 1998 (SEC File No. 001-12803)).

(d) Articles Supplementary of the Company (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-3 filed on August 8, 2003 (SEC File No. 333-107803)).

(e) Articles Supplementary of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated April 11, 2005 (SEC File No. 001-12803)).

(f) Certificate of Correction to the Articles Supplementary of the Company (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K dated May 3, 2005 (SEC File No. 001-12803)).

(g) Articles Supplementary of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated June 7, 2005 (SEC File No. 001-12803)).

(h) Articles Supplementary of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q dated June 6, 2008 (SEC File No. 001-12803)).

3.2	Bylaws of the Company, Amended and Restated as of December 12, 2007 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K dated December 18, 2007 (SEC File No. 001-12803)).
(4)	Instruments Defining the Rights of Security Holders
4.1	Common Stock: See Exhibits 3.1 (a)-(h) hereto.

4.2	Class A Common Stock: See Exhibits 3.1 (a)-(h) hereto.
(5)	Opinion of Miles & Stockbridge P.C.

(8)	Opinion of Baker & McKenzie LLP as to tax matters.

(23.1)	Consent of PKF, Certified Public Accountants, a Professional Corporation.

(23.2)	Consent of Miles & Stockbridge P.C. (included in Exhibit 5).

(23.3)	Consent of Baker & McKenzie LLP (included in Exhibit 8).

(24)	Power of Attorney (included on the signature page to this Registration Statement).